





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Beekman Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Greenwich Office Park, Suite 300
(No. and Street)

Greenwich (City) Ct (State) 06831 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Adeptus Partners
(Name – *if individual, state last, first, middle name*)

244 West 54th Street (Address) NY (City) NY (State) 10019 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Lynette Federer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Beekman Securities, Inc., as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Lynette Federer
Signature

Managing Director
Title

Michelle-Ann V. Haynes
Notary Public

MICHELLE-ANN V. HAYNES NOTARY PUBLIC CONNECTICUT

Expiration Date: February 28, 2026

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BEEKMAN SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2020

BEEKMAN SECURITIES, INC.
FINANCIAL STATEMENTS
December 31, 2020

TABLE OF CONTENTS

Content

SEC FORM X-17A-5

Report of Independent PCAOB Registered Public Accounting Firm

Exemption Report -Independent PCAOB Registered Public
Accounting Firm

Exemption Report

BEEKMAN SECURITIES, INC.
Statement of Financial Condition
December 31, 2020

ASSETS

Cash and cash equivalents	$ 147,473
Other assets	3,774
TOTAL ASSETS	$151,247

LIABILITIES AND STOCKHOLDERS EQUITY

Liabilities	
Accounts Payable	$ 42,264
Accrued expenses	5,908
IRS Tax liability	11,559
PPP Note Payable	23,747
Total Liabilities	83,478
Stockholders' Equity	
Common Stock - $1 par value; authorized 20,000 shares, Issued and outstanding, 1,225 shares	1,225
Additional Paid-in Capital	226,507
Accumulated Deficit	(159,963)
Total Stockholders' Equity	67,769
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$151,247

See Notes to Financial Statements

BEEKMAN SECURITIES, INC.
Statement of Operations
December 31, 2020

INCOME

Investment Banking Fee	$339,000
Uncategorized Income	260
Total Income	$339,260

OPERATING EXPENSES

Bank charges	134
Dues & subscriptions	3,640
Insurance	53,080
Other business expenses	250
Rent & lease	21,718
Legal & professional services	7,950
Salary	98,896
Taxes & Licenses	64,945
Travel	11,014
Total Operating Expenses	261,627
Net Income	$77,633

BEEKMAN SECURITIES, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2020

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
Beginning of Year	1,225	$1,225	$266,007	$ (237,596)	$29,636
Contributions			25,000		25,000
Return of Capital			(64,500)		(64,500)
Net Income				77,633	77,633
Ending Balance 12/31/20	1,225	$1,225	$226,507	(159,963)	$67,769

See Notes to Financial Statements

BEEKMAN SECURITIES, INC.
Statement of Cash Flows
For the Year Ended December 31, 2020

Cash flows from activities

Net Income	$77,633
Adjustments to reconcile net income to net cash	
Provided by operating activities:	
Increase in prepaid expense	(255)
Increase in accounts payable	42,264
Decrease in accrued expenses	(84)
Increase in IRS tax liability	11,559
Net cash provided by operating activities	131,117
Cash flows used in financing activities:	
Borrowings from PPP loan	23,747
Return of capital	(39,500)
Net cash used in financing activities	(15,753)
Net increase in cash and equivalents	115,364
Cash and equivalents, beginning	32,109
Cash and equivalents, end	$147,473

See Notes to Financial Statements

BEEKMAN SECURITIES, INC.
Supplemental Information
For the Year Ended December 31, 2020

Computation of Net Capital Under Rule 15c3-3
Of the Securities and exchange Commission

Computation of Net Capital Stockholders' Equity	$67,769
Addition – PPP Loan Expenses	23,747
Deductions – Non Allowable	(3,774)
Net Capital, as defined	87,742
Minimum net capital required	5,000
Net Capital in excess of minimum requirement	$ 82,742

Net Capital less greater of 10% of Aggregate Indebtedness or 120% of Net Capital Req. $ 74,468

Computation of Aggregate Indebtedness

Accounts payable and other liabilities $ 59,732

Ratio of aggregate indebtedness to net capital

Total Aggregate indebtedness	$ 59,732	= .802
Net Capital	$ 74,468	

The ratio of aggregate indebtedness to net capital is .802 to 1
   Compared to the maximum allowable ratio of 15 to 1.

There are no material differences between this computation of net capital and the corresponding Computation prepared by the Company and included in its unaudited Part II of the Focus Report as of December 31, 2020

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

The Company has claimed exemption from Rule 15c3-3 under the provisions of Section (k) (2) (i)

See Notes to Financial Statements

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Beekman Securities, Inc., (the "Company"), was incorporated September 1990 and is registered broker dealer. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and is subject to regulation by the United States Securities and Exchange Commission and FINRA. The Company is a non-clearing broker and does not handle any customer funds or securities.

The Company was formed to assist its clients in arranging financing for affordable housing and healthcare projects.

Revenue Recognition

Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligation by transferring the promised services to the customers. The performance obligation satisfied at a point in time is recognized at the point in time the Company determines the customer obtains control over the promised service. The majority of the Company's performance obligations are satisfied at a point in time.

For the performance obligation related to the Company serving as an underwriter, control of those bonds transfers to the customer at a point in time. The Company's principal terms of sale are due upon the trade date of the bonds.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the time of the purchase to be cash equivalents.

Use of Estimates and Accounting Basis

The financial statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Note 2 – Concentration of Credit Risk

The Company maintains cash balances at a financial institution. Accounts at the institution are insured by the Federal Deposit Insurance Corporation ("FDIC') up to $250,000. As of December 31, 2020, the cash balance did not exceed the FDIC limits.

Note 3 – Capital Transactions

No additional working capital loans were outstanding as of December 31, 2020.

Note 4 – Leases

The Company leases office space on a month to month basis under an operating agreement. As such, the Company has elected the practical expedient for short term leases under ASU-2016-02 and therefore there is no right of use asset or liability recognized on the balance sheet as of December 31, 2020. For the year ended December 31, 2020, rent expense amounted to $21,717.82.

Note 5 – Net Capital Requirements

The Company is subject to the net capital requirements of rule 15c3-1 of the Securities Exchange Commission, which requires a broker dealer to have at all times sufficient liquid assets to cover indebtedness. In accordance with the rule, the Company is required to maintain minimum net capital of the $5,000 or 1/15 of aggregate indebtedness.

At December 31, 2020, the Company had net capital, as defined, of $87,742 which exceeded the required minimum net capital by $82,742. Aggregate indebtedness at December 31, 2019 totaled $59,732 and the ratio of aggregate indebtedness to net capital was .802.

Note 6 – PPP Loan

On May 7, 2020, the Company was granted a loan from Cross River Bank in the amount of $23,747, pursuant to the Paycheck Protection Program (the "PPP") under Division A, Title I of the Coronavirus Aid, Relief, and Economic Security Act (the "Cares Act"), which was enacted March 27, 2020. The loan bears interest at a rate of 1% per annum and matures on April 30, 2022. Funds from the loan may only be used for payroll cost, cost used to continue group healthcare benefits, mortgage payments, rent, utilities, and interest on other debt obligations incurred before February 15, 2020. The Company intends to use the entire loan amount on qualifying expenses. The loan was forgiven, in its entirety, on January 7, 2021.

Note 7 – Subsequent Events

The Company has evaluated subsequent events through February 3, 2021, the date the financial statements were available for issuance.



Adeptus Partners, LLC

Accountants | Advisors

244 West 54th Street

New York, NY 10019

phone 212.758.8050

fax 212.826.5037

www.AdeptusCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
of Beekman Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Beekman Securities, Inc. as of December 31, 2020, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes and schedule (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Beekman Securities, Inc. as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Beekman Securities, Inc.'s management. Our responsibility is to express an opinion on Beekman Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Beekman Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Beekman Securities, Inc.'s financial statements. The supplemental information is the responsibility of Beekman Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Beekman Securities, Inc.'s auditor since 2019.

Adeptus Partners LLC

New York, New York
February 3, 2021

Offices:

Maryland

New York City

Long Island

New Jersey



Adeptus Partners, LLC

Accountants | Advisors

244 West 54th Street

New York, NY 10019

phone 212.758.8050

fax 212.826.5037

www.AdeptusCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
of Beekman Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Beekman Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Beekman Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (exemption provisions) and (2) Beekman Securities, Inc. stated that Beekman Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Beekman Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Beekman Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Adeptus Partners LLC

New York, New York
February 3, 2021

Offices:

Maryland

New York City

Long Island

New Jersey



Adeptus

Adeptus Partners, LLC
Accountants | Advisors
244 West 54th Street
New York, NY 10019
phone 212.758.8050
fax 212.826.5037
www.AdeptusCPAs.com

February 3, 2021

To the Stockholders
Beekman Securities, Inc.

In connection with our audit of the financial statements and supplemental information of Beekman Securities, Inc. for the year ended December 31, 2020 and have issued our report thereon dated February 3, 2021. Professional standards require that we provide you with the following information related to our audit.

Significant and Critical Accounting Policies and Practices

Management is responsible for the selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise management about the appropriateness of accounting policies and their application. The Company's significant accounting policies are disclosed in the notes to the financial statements as required by generally accepted accounting principles pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. No new accounting policies were adopted, and the application of existing accounting policies was not changed during 2020. We noted no transactions entered into by the Company during the year for which accounting policies are controversial or for which there is a lack of authoritative guidance or consensus or diversity in practice.

Critical accounting policies and practices are those that are both most important to the portrayal of the Company's financial condition and results and require management's most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. The critical accounting policies used by Beekman Securities, Inc. in its 2020 financial statements are described in Note 1 to the financial statements and relate to the policies the Company uses.

Critical Accounting Estimates

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Critical accounting estimates are estimates for which (1) the nature of the estimate is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change and (2) the impact of the estimate on financial condition or operating performance is material.

Significant Unusual Transactions

For purposes of this letter, professional standards define *significant unusual transactions* as transactions that are outside the normal course of business for the Company or that otherwise appear to be unusual due to their timing, size or nature. We noted no significant unusual transactions during our audit.

Quality of the Company's Financial Reporting

Management is responsible not only for the appropriateness of the accounting policies and practices, but also for the quality of such policies and practices. Our responsibility under professional standards is to evaluate the qualitative aspects of the company's accounting practices, including potential bias in management's judgments about the amounts and disclosures in the financial statements, and to communicate the results of our evaluation and our conclusions to you.

Uncorrected and Corrected Misstatements

There were none noted.

Offices:
Maryland
New York City
Long Island
New Jersey



Exceptions to Exemption Provisions

In connection with our review of the Company's Exemption Report, we did not identify any exceptions to the exemption provisions that would cause the Company's assertions not to be fairly stated, in all material respects.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to our satisfaction, concerning a financial accounting, reporting, or auditing matter that could be significant to the financial statements or the auditor's report. We are pleased to report that no disagreements with management arose during the course of our audit.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Supplemental Information

Based on the regulatory requirements of SEC Rule 17a-5, the Company presents a net capital computation that accompanies the financial statements. We subjected that supplemental information to audit procedures in accordance with PCAOB Auditing Standard No. 17, *Auditing Supplemental Information Accompanying Audited Financial Statements*. Based on our audit procedures performed, the supplemental information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

This information is intended solely for the use of the Stockholders and management of Beekman Securities, Inc. and is not intended to be, and should not be, used by anyone other than these specified parties.

Very truly yours,

Adeptus Partners LLC

Adeptus Partners, LLC

BEEKMAN SECURITIES, INC.
2 GREENWICH OFFICE PARK
SUITE 300
GREENWICH, CONNECTICUT 06831
203.542.2814

January 22, 2021

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: Exemption Report for SEC Rule 15c3-3 for Fiscal Year 2020

Dear Sir/Madame:

Beekman Securities, Inc. ("Beekman") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, Beekman states the following:

Beekman met the identified exemption from 17 C.F.R. 240.15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3(k) (2) (i) throughout the most recent fiscal year with no exceptions.

I, Lynette Federer, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _Lynette Federer_

Title: Managing Director

January 22, 2021